

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors
CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

> **Re: CDT Environmental Technology Investment Holdings Limited**
> **Amendment No. 13 to Registration Statement on Form F-1**
> **Filed January 11, 2024**
> **File No. 333-252127**

Dear Yunwu Li:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 13 to Registration Statement on Form F-1

Related Party Transactions, page 87

1.   We note your Related Party Transactions section continues to provide disclosure as of June 30, 2023, December 31, 2022, 2021 and 2020. Please update your disclosure in this section on pages 87-89 to provide information since the beginning of your preceding three financial years up to the date of your prospectus. Refer to Item 7.B of Form 20-F.

Please contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Yunwu Li
CDT Environmental Technology Investment Holdings Limited
January 24, 2024
Page 2

Division of Corporation Finance
Office of Energy & Transportation

cc: Hillary O'Rourke, Esq.